

新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LTD.

Your Ref: 82-1755
Our Ref: CSL/EL/WT/MKK/S20
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03032363

26 September 2003

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

BY COURIER

Dear Sirs

Sponsored ADR Program

We enclose a copy of the published press announcement in respect of our Final Dividend for the year ended 30 June 2003 in pursuance to Rule 12g 3-2(b) of the Securities Exchange Act of 1934, bringing your file on our company up to date.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Ernest Lai
Company Secretary

Enc

9/30

Sun Hung Kai Properties Limited

2002-03 Annual Results

CHAIRMAN'S STATEMENT

I am pleased to present my report to the shareholders.

RESULTS

The Group's profit after taxation and minority interests for the year ended 30th June 2003 was HK$6,584 million, a decrease of 23 per cent compared with last year's profit of HK$8,519 million. Earnings per share for the year were HK$2.74, representing a 23 per cent decrease compared with HK$3.55 per share for the previous year. The earnings for the year reflect a provision for the diminution in value of property development projects and provisions made by SUNeVision Holdings, which together amounted to HK$1,481 million.

DIVIDENDS

The Directors have recommended the payment of a final dividend of HK$1.00 per share for the year ended 30th June 2003. Together with the interim dividend of HK$0.60 per share, the dividend for the year will be HK$1.60 per share, compared with HK$1.55 per share for the previous year (excluding last year's special 30th anniversary bonus dividend of HK$0.60 per share).

REVIEW

Property Sales

Property sales turnover for the year as recorded in the accounts was HK$12,543 million, as compared with last year's sales of HK$16,164 million. During the year, the Group sold and pre-sold an attributable HK$12,157 million worth of properties in Hong Kong, as compared with HK$15,151 million for the previous year. Sales were temporarily affected by the outbreak of SARS during the second quarter of 2003, but picked up quickly after the disease was brought under control. Major residential projects sold during the year included Park Island Phase 1 on Ma Wan, 1 Po Shan Road in Mid-Levels, 1 Ho Man Tin Hill, Park Central

During the year under review, the Group completed the following ten projects, comprising 6.2 million square feet of attributable gross floor area:

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
Park Island - Phase 1	8 Pak Lai Road Ma Wan	Residential/ Shopping centre	Joint venture	1,851,000
Park Central Phases 1 & 2	Tseung Kwan O Town Lots 57 & 66	Residential/ Shopping centre	57.52 / 25	1,592,000
Ocean Shores Phase 3A	88 O King Road Tseung Kwan O	Residential/ Shops	49	512,500
Villa by the Park	139 Castle Peak Road, Yuen Long	Residential	100	439,000
Aegean Coast	Tuen Mun Town Lot 374	Residential/ Shops	25	312,000
1 Ho Man Tin Hill	1 Ho Man Tin Hill Road	Residential	Joint venture	158,000
1 Po Shan Road	1 Po Shan Road Mid-Levels	Residential	60	72,000
Kelletteria	71 Mt. Kellett Road, The Peak	Residential	100	14,000
Two IFC	8 Finance Street Central	Office/ Shopping centre	47.5	1,169,000
Millennium City Phase 3	370 Kwun Tong Road	Office	70	108,000
Total				**6,227,500**

Over 92 per cent of the residential projects completed during the year have been sold. Millennium City Phase 3 and the shopping centre in Park Central are being kept as long-term investments. Likewise, Two IFC is being retained for rental except for the highest office space zone, which was sold to one owner-occupier.

Land Bank

The Group did not acquire any land during the year, due mainly to the moratorium on government land sales. The sale of residential properties completed during the year and of some office space in Two IFC reduced the Group's Hong Kong land bank to 45.3 million square feet.

Negotiations with the government on land premiums are continuing. The Group will take advantage of current property market conditions to replenish its residential development land bank when appropriate opportunities arise. The Group also holds more than 21 million square feet of agricultural land in terms of site area. The majority of these sites, located along existing or planned railways in the New Territories, are in the process of land use conversion.

Property Development

Confidence in the residential property market has improved and sales volume increased in the past few months. Property prices have shown some signs of firming up of late, but still remain highly affordable and attractive. Improved economic conditions, record low mortgage interest rates and attractive rental yields relative to interest costs continued to underpin the market. The recent buoyancy in the stock market has in part contributed to better performance by luxury properties.

The government's firm stance on supporting the market is welcome. This, coupled with the nine measures introduced last November, should assist healthy development in the residential market over the medium to long term.

The Group intends to produce a high volume of residential properties for sale. Its focus is on developing large-scale projects with a concentration on small and medium sized units. At the same time, it selectively builds some high-end, low-density projects with larger units. The Group is constantly looking for new ways to reduce construction costs without compromising on quality, and these efforts have paid off with enhanced project returns.

Customer satisfaction is one of the Group's top priorities. It continues to set new standards in all aspects of property development, such as quality, design and amenities. Hygiene facilities have been enhanced in new projects, particularly after the outbreak of SARS, and the Group's member property management companies proactively address increased hygiene awareness among residents and tenants. In addition, the Group is always striving to improve after-sale service.

The Group's strong brand name has raised the marketability of its projects and enabled premium pricing. This was demonstrated by the encouraging sales of YOHO Town in Yuen Long and luxury residential projects such as 1 Po Shan Road and 1 Homantin Hill, which are sold out.

A few projects have been rescheduled in order to improve their designs and layouts, and to incorporate added features to meet customers' needs. As a result, the Group's planned completions in the 2003-04 financial year will be reduced to 3.8 million square feet as follows:

	Residential	**Shopping Centre**	**Total**
For sale	3.7	0	3.7
For investment	0	0.1	0.1
[illegible] Total	**3.7**	**0.1**	**3.8**

Property Investment

Gross rental income for the year, including the Group's share of joint venture projects, was HK$5,628 million, compared to HK$5,844 million last year. Net rental income fell to HK$4,100 million from HK$4,432 million. The decline was mainly due to the weak office sector as well as a loss of rental income resulting from the disposal of two non-core commercial complexes. Overall occupancy of the Group's rental portfolio, excluding Two IFC which was only recently completed, remains at 92 per cent.

The Group reacted quickly to the outbreak of SARS with a comprehensive set of hygiene measures to reassure its residents, commercial tenants and the public. A series of mall promotions was also staged to restore shoppers' confidence. The Group's retail rental income was steady during the year, since the majority of its malls are regional shopping centres catering to local residents, which proved resilient in the face of the outbreak. The promotions stimulated consumer spending and traffic in the Group's malls is already back to normal, so SARS had a minimal impact on overall rental income.

The Group is committed to enhancing the value of its investment properties and upgrading service to grow with its tenants. It regularly improves the tenant mix in its shopping centres and renovates malls to sustain their attractiveness. The Group plans to renovate five shopping centres in the coming years, including New Town Plaza Phase 1 in Shatin, which will cost HK$300 million over the next two years.

The Group's shopping centres along the railway network are benefiting from increased Mainland tourist numbers. To exploit this opportunity, the Group will increase its promotions in major Mainland cities to attract visitors to its shopping centres in Hong Kong.

Office rents have become more attractive when compared to key financial centres worldwide. The supply of new office space will be limited in the coming years, and the recent rally in the financial markets, together with some signs of economic recovery, have resulted in more leasing enquiries and commitments. The desire to relocate to top-grade office space is likely to rise, especially at the current competitive rents.

Following China's entry to the WTO, Hong Kong should also benefit from the recent Closer Economic Partnership Arrangement (CEPA) with the Mainland, which will give rise to more business opportunities here. Hong Kong's role as an international centre of finance, commerce, trade and tourism will be strengthened further, and demand for high-quality office buildings is expected to remain promising over the medium to long term.

Strategically located above Hong Kong Station on the Airport Express, IFC is soon to be a world-class office, retail and hotel complex. The newly completed 88-storey Two IFC office tower has almost two million square feet of gross floor area. This is Hong Kong's newest landmark, setting the standard for prestige office accommodation in every respect. Leasing of both the office and retail space in Two IFC has been progressing smoothly and the soft opening of IFC Mall will take place in October this year. The last phase of IFC is a 1.1 million square-foot hotel complex under the Four Seasons brand. Upon completion in late 2004, the hotel will provide 1,000 guest rooms in two towers and be the largest six-star hotel in Hong Kong.

Kowloon Station Development Packages 3, 5, 6 & 7 will encompass residential, office, retail and hotel space above Kowloon Station on the Airport Express, with the finest design and layout, incorporating superb technology and facilities. Part of the project will be an ultra-modern tower that transforms the territory's skyline. The first phase of the development, which consists of one million square feet of residential area, will go on sale in mid-2004.

Leasing of the newly-completed office space in Millennium City Phase 3 has been satisfactory. The 600,000 square-foot shopping centre in Phase 5 will be completed in the second half of 2004. Phase 5, which also includes office space, will form a new landmark in the prime business hub of Kowloon East.

The Group aims to maintain an optimal mix in its quality rental portfolio. To further improve returns and asset turnover, it will consider selling some non-core investment properties at the right time.

Information Technology and Telecommunications

SmarTone

Despite fierce market competition and the outbreak of SARS, SmarTone delivered encouraging results with a net profit of HK$408 million for the year, a 254 per cent increase from the previous year. Significant progress was made in pursing its strategy of delivering the best customer proposition through continual improvements in the three key pillars of its business: products and services, network and customer service. SmarTone has also reinforced its branding in the market.

In a deflationary economy with customers becoming increasingly price sensitive, the company will continue to stay competitive on price without compromising on its high standards of customer service and network quality. It aims to increase revenue and market share over time with an ongoing focus on its three key pillars strategy.

SmarTone proposes a special dividend of HK$3.50 per share for the year ended 30th June 2003, to achieve a more capital-efficient structure. The company will still retain sufficient cash resources for expected operational needs after distribution of the proposed dividend.

The Group increased its holding in SmarTone to about 51 per cent in January 2003 through a mandatory general offer at HK$8.50 per share, which was triggered by the Group's electing to receive SmarTone scrip dividends. Given SmarTone's strong management team, sound business strategy and solid financial position, the Group is confident in the company's growth prospects and committed to holding its stake as a long-term investment.

SUNeVision

SUNeVision's continuing back-to-basics strategy, further improvements in efficiency and cost streamlining enabled it to generate a profit for the year before one-off provisions for the impairment of equity technology investments and a valuation deficit on property.

SUNeVision is financially strong with approximately HK$1,200 million in cash and interest-bearing securities on hand. Going forward, it will strive to keep improving financial performance, leveraging its strong fundamentals and financial position for growth. The company will also look for new, IT-related businesses with immediate revenue and reliable cash flows to complement its existing businesses.

Transportation and Infrastructure

Kowloon Motor Bus

Kowloon Motor Bus (KMB) performed relatively well during the depressed economic environment of 2002, while the outbreak of SARS and operating competition had a considerable impact on the company's performance in the first half of 2003. Various cost saving measures have been implemented and further improvements in operating efficiency and customer service are expected through the continual upgrade of IT facilities. KMB is committed to providing an efficient, reliable and user-friendly bus service, aiming for total customer satisfaction. It will continue to explore new growth opportunities in its core transportation business in both Hong Kong and on the Mainland. RoadShow Holdings, the listed subsidiary of KMB, has expanded into the Mainland and is a leading media sales company in the greater China region.

Other Infrastructure Business

The Wilson Group performed reasonably well given the weak domestic economy throughout the year, and Route 3 (Country Park Section) continued to record a steady volume of traffic.

Both the River Trade Terminal and Airport Freight Forwarding Centre are operating smoothly. The two berths at Container Terminal 9 are being built in phases and are scheduled for completion in the second half of 2004.

All the Group's infrastructure projects are in Hong Kong and are expected to generate healthy cash flows and returns over the long term.

Hotels

Overall performance of the Group's three hotels was dragged down by the SARS outbreak in the last few months of the financial year, but occupancy rebounded significantly in the aftermath of the disease and now stands at around 90 per cent. This was due mainly to a faster-than-expected recovery in tourist arrivals. The Hong Kong and Central governments have agreed to allow residents of selected major Mainland cities, particularly those from Guangdong, to visit the territory as individuals, which should continue to boost the local tourist industry.

Various initiatives by the private and public sectors to promote Hong Kong as a regional tourist hub, together with more tourist attractions coming in next few years, should contribute to the long-term growth of Hong Kong tourism. With the tourist sector growing rapidly, the

Mainland Business

The Mainland economy kept growing as a result of higher exports, more foreign capital flowing in and greater fixed investments, notwithstanding the SARS outbreak.

China's scheduled WTO commitments on trade, investment and market access will mean an increase in business and investment opportunities there, and more multinationals, including banking and financial institutions, are expected to increase their Mainland presence.

The Group recently signed an agreement to develop a landmark project in the Lujiazui financial and trade zone of Shanghai, in order to tap into the rapidly expanding Mainland economy. Total project cost is estimated to be HK$8,000 million. The project has an aggregate gross floor area of 4.5 million square feet and will comprise luxury hotels, top-quality offices, serviced apartments and shopping facilities. It will be developed in phases by 2011, with the first phase scheduled for completion in 2007.

The Group's Mainland investment property portfolio performed reasonably well. Leasing of Sun Dong An Plaza in Beijing was satisfactory and Shanghai Central Plaza was almost fully let. About 70 per cent of Phase 1 of The Woodland in Zhongshan, consisting of 312 units, has been sold.

Corporate Finance

Maintaining an extended debt maturity profile and adequate stand-by facilities are key elements of the Group's financial policies. In keeping with this, it completed an HK$8,000 million, seven-year fully revolving syndicated credit facility with a consortium of 20 leading local and international banks in May 2003. Response to the facility was very positive, with over-subscriptions at both the underwriting and general syndication stages. The proceeds will be used for general working capital and to refinance some short-term debts.

The Group's financial positions remain strong. Its net debt to shareholders' funds ratio was 10.9 per cent as at 30th June 2003 and its interest coverage was high at 13.2 times. Its consistent, prudent financial management policy includes keeping financial leverage low and liquidity high, and it maintains high credit ratings of 'A' from Standard & Poor's and 'A3' from Moody's.

The Group has substantial committed undrawn facilities on standby for future business expansion, and all of its credit facilities are unsecured. It is exposed to minimal foreign exchange risk, given that almost all of its financing is denominated in Hong Kong dollars. It has not made any speculative arrangements on derivatives, and it has no off-balance-sheet or contingent liabilities other than borrowings by joint venture companies. The Group will continue to diversify its funding base and lengthen its debt maturity profile. As and when appropriate, the Group will take advantage of current market conditions, with low interest rates and abundant liquidity, to source long-term financing at competitive rates.

Corporate Governance

Good corporate governance is a paramount concern for the Group's board of directors and senior management. The Group is dedicated to ensuring high standards of corporate governance in all aspects of its business and maintaining effective accountability mechanisms and high transparency for investors. Prompt disclosure of information builds investors' confidence and facilitates their understanding of the Group's strategies and latest situation. Believing that good reporting and internal control systems are vital to the accuracy of both internal and external financial information, the Group makes constant improvements wherever possible.

This commitment to good corporate governance has won the Group wide recognition from the investment community. It was named Hong Kong's Best Property Developer for corporate governance by Euromoney magazine in 2003, Asia's Best Property Company by FinanceAsia magazine in 2003 and voted one of the best companies for corporate governance by the magazines Asiamoney and The Asset in 2002.

Customer Service, Human Resources and Environmental Protection

First-class customer service is one of the cornerstones of the Group's success. Because of this, the Group is always working to raise levels of service to new heights in all aspects of its business. Its two property management subsidiaries aim to offer residents a lifestyle of total convenience, and they consistently win a variety of awards for top management service. The Group also cares about the environment and follows green practices in its business, such as including environmentally-friendly and energy-efficient features in new projects.

The Group's SHKP Club reaches out to the public to promote two-way communication. Club membership is now approaching 180,000. Members enjoy a range of property-related benefits and activities, and in return they share their valuable insights into the property market.

The Group currently employs about 20,000 people. Staff have access to a wide range of training programmes to further personal and professional development, and regular assessments are carried out to evaluate staff performance. The Group is committed to raising both Chinese and English language standards in the workplace, to sustain long-term competitiveness.

PROSPECTS

Global economic conditions are likely to improve as a result of the continued easing of monetary policy around the world, particularly in the US and Europe, while the Mainland economy should continue to thrive. These factors are expected to provide momentum for Hong Kong's economic growth.

Concerted effort and support from the Central Government, various local government measures, continuing export growth, the gradual revival of tourism and a rebound in consumer spending are spurring a local economic recovery from the SARS-induced downturn.

The recently-announced strategy of repositioning Hong Kong and Guangdong marks a new era of economic cooperation across the border. The quickening pace of economic cooperation and integration with Pearl River Delta, together with CEPA, should further boost Hong Kong's growth prospects.

With a gradual economic recovery, strong market fundamentals such as record affordability and market-driven housing policy, homebuyers' confidence should strengthen over time. A positive population policy, particularly the introduction of investment immigrants, should be an added bonus to the market. All these mean that take-up is likely to increase in the coming year. This higher take-up and an anticipated decline in new supply in the pre-sale market should keep the current recovery going forward.

Against improving prospects for the residential market, the Group aims to maintain a high volume of residential production over the medium term. To accomplish this, the Group will replenish its development land bank when opportunities arise. Equally important, its rental income base will also be enhanced by new landmark investment properties such as Two IFC. Concurrently, the Group will dispose of selected non-core rental properties in due course to maintain an optimal portfolio mix and increase asset turnover.

The Group will continue to strengthen its brand name through various initiatives such as enhancing the quality of products and services and branding individual projects. High project marketability and improved pricing ability, backed by a powerful brand, should contribute to better returns on development projects over time.

On the Mainland, the Group continues its gradual and selective approach to investing in the property sector, focusing on major cities such as Beijing, Shanghai, Guangzhou and Shenzhen.

New major residential projects to be pre-sold in the next nine months include the development on Tuen Mun Town Lot 399, 8 Waterloo Road in Kowloon, 18 Farm Road in Ho Man Tin and Park Island Phase 2 on Ma Wan. Proceeds from these pre-sales and solid rental income will further enhance the Group's financial position.

Over 40 per cent of the residential properties to be completed in the coming financial year have been pre-sold. With the current property market recovery expected to continue and barring unforeseen circumstances, the Group's results for the coming year will be satisfactory.

Finally, I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to all the staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 25th September 2003

SUN HUNG KAI PROPERTIES LIMITED
ANNOUNCEMENT

The Board of Directors of Sun Hung Kai Properties Limited announces the following audited consolidated figures for the Group for the year ended 30th June, 2003 with comparative figures for 2002:-

	Note	2003 *HK$ Million*	2002 *HK$ Million*
Turnover	1	**22,945**	25,373
Cost of sales and operating expenses		**(14,419)**	(15,731)
Gross profit		**8,526**	9,642
Other revenue		**339**	394
Selling and marketing expenses		**(641)**	(447)
Administrative expenses		**(957)**	(974)
Profit from operations before impairment of properties	1	**7,267**	8,615
Impairment of properties	2	**(1,229)**	-
Profit from operations		**6,038**	8,615
Finance cost		**(327)**	(652)
Finance income		**102**	86
Net finance cost	3	**(225)**	(566)
Profit on disposal of long-term investments		**348**	48
Impairment of investments	4	**(252)**	(356)
Restructuring costs		**-**	(131)
Share of profits less losses of associates		**509**	1,136
Share of profits less losses of jointly controlled entities		**1,078**	581
		1,587	1,717
Profit before taxation		**7,496**	9,327
Taxation	5	**(919)**	(872)
Profit after taxation		**6,577**	8,455
Minority interests		**7**	64
Profit attributable to shareholders		**6,584**	8,519
Dividends			
Interim dividend paid at $0.60 (2002: $0.55) per share		**1,441**	1,321
Final dividend proposed at $1.00 (2002: $1.00) per share		**2,401**	2,401
Special cash dividend (2002: $0.60 per share)		**-**	1,441
		3,842	5,163
		HK$	HK$
Earnings per share	6	**$2.74**	$3.55

Note :

1. Segment Results

(a) The Company and its subsidiaries

The Group's turnover and contribution to profit from operations before finance cost by business segments are analysed as follows:

	Turnover		Profit from operations before finance cost	
	2003	2002	**2003**	2002
	HK$ Million	*HK$ Million*	***HK$ Million***	*HK$ Million*
Property				
Property sales	**12,543**	16,164	**2,769**	4,044
Rental income	**5,175**	5,336	**3,857**	4,087
	17,718	21,500	**6,626**	8,131
Hotel operation	**510**	561	**154**	189
Other business activities	**4,717**	3,312	**650**	398
	22,945	25,373	**7,430**	8,718
Other revenue			**339**	394
Unallocated administrative expenses			**(502)**	(497)
Profit from operations before impairment of properties			**7,267**	8,615
Impairment of properties			**(1,229)**	-
Profit from operations			**6,038**	8,615

Other business activities comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, telecommunications, internet infrastructure and enabling services.

Less than ten per cent of the operations of the Group in terms of turnover and operating results were carried on outside Hong Kong.

(b) Associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments is analysed as follows:

	Share of profits less losses before taxation	
	2003	2002
	HK$ Million	*HK$ Million*
Property		
Property sales	**925**	793
Rental income	**243**	345
	1,168	1,138
Other business activities	**668**	946
	1,836	2,084

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable profit	
	2003	2002
	HK$ Million	*HK$ Million*
Property		
Property sales	**3,694**	4,837
Rental income	**4,100**	4,432
	7,794	9,269
Hotel operation	**154**	189
Other business activities	**1,318**	1,344
	9,266	10,802
Other revenue	**339**	394
Unallocated administrative expenses	**(502)**	(497)
Profit from operations before impairment of properties	**9,103**	10,699
Impairment of properties	**(1,229)**	-
Profit from operations	**7,874**	10,699

2. Impairment of properties

The impairment represents provision for diminution in value of interest in property development projects of the Group and jointly controlled entities in the aggregate sum of HK$1,106 million (2002: nil) and an impairment of HK$123 million (2002: nil) made by SUNeVision Holdings Limited, the Group's subsidiary for revaluation deficit on its properties operating as internet data centres.

3. Net finance cost

	2003	2002
	HK$ Million	*HK$ Million*
Interest expense on		
Bank loans and overdrafts	**398**	637
Other loans wholly repayable within five years	**104**	267
Other loans not wholly repayable within five years	**58**	65
	560	969
Less : Portion capitalized	**(233)**	(317)
	327	652
Interest income on bank deposits	**(102)**	(86)
	225	566

Interest is capitalized at an average annual rate of approximately 2.1 per cent (2002: 2.9 per cent).

4. Impairment of investments

During the year, SUNeVision Holdings Limited, the Group's subsidiary made a HK$252 million (2002: HK$356 million) provision for impairment losses of its equity technology investments.

5. Taxation

	2003 ***HK$ Million***	2002 *HK$ Million*
Hong Kong		
The Company and subsidiaries	**854**	687
Over provision in prior year	**(10)**	(5)
	844	682
Associates	**38**	85
Jointly controlled entities	**37**	105
	919	872

(a) Hong Kong profits tax is provided at the rate of 17.5 per cent (2002: 16 per cent) based on the estimated assessable profits for the year.

(b) No provision for deferred taxation has been made as the aggregate effect of all timing differences is insignificant.

6. Earnings per share

The calculation of basic earnings per share is based on HK$6,584 million (2002: HK$8,519 million) being profit attributable to shareholders and on 2,400,907,362 shares in issue throughout both 2003 and 2002.

No diluted earnings per share is presented for the year ended 30th June 2003 and 30th June 2002 as there are no potential dilutive ordinary shares.

FINANCIAL REVIEW

Review of results

The Group's profit attributable to shareholders for the year ended 30th June 2003 was HK$6,584 million, a decrease of HK$1,935 million compared to HK$8,519 million achieved in the previous year. The results for the year under review included a provision of HK$1,106 million for diminution in value of the Group's interest in certain property development projects and impairment provisions, made by its subsidiary, SUNeVision, of HK$252 million for its equity technology investments and HK$123 million for revaluation deficit on its properties operating as internet data centres.

The Group's turnover for the year was HK$22,945 million, down by HK$2,428 million over the previous year. The decline was mostly due to decrease of HK$3,621 million in property

Profit generated from property sales, including share of property sales from joint ventures, was HK$3,694 million, a decrease of HK$1,143 million compared to the previous year. While sales at Park Central Phases 1 & 2 had made a substantial contribution to the Group's property development profit, the segment results was dragged by a lack of profit contribution from the sales at Park Island Phase 1. In light of the downward adjustments of property prices during the year, the Group had made an aggregate provision of HK$1,106 million for impairment in value of certain property development projects, mainly the remaining phases of Park Island and Ocean Shores.

Gross rental income amounted to HK$5,628 million, a decrease of HK$216 million compared to the previous year. Net rental income, including share of rental income from joint ventures amounted to HK$4,100 million, down by HK$332 million over the previous year. The decline was mostly attributed to the weak office rental market with both occupancies and achieved rents below the previous year. The results was also affected by the loss of rental income as a result of disposal of two non-core investment properties during the year. The Group's retail segment, which accounted for about 57% of the total rental income, showed a steady performance over the previous year.

Operating profit from hotel operation was HK$154 million, a decrease of HK$35 million compared to the previous year. The results were adversely affected by the SARS outbreak during the last three months of the financial year, which had caused a sharp fall in occupancy rates. Since the containment of the SARS and lifting of related travel warnings, occupancies have rebounded strongly and performance is expected to improve in the coming year.

Operating profit generated from the Group's other business activities increased by HK$252 million to HK$650 million. The increase was partly due to the consolidation of the pre-tax operating profit of HK$120 million from SmarTone since it became a subsidiary of the Group in January 2003. In addition, results from property management, SuneVision and logistics business continued to improve over the previous year.

Other revenue, comprising mainly income from investment in securities and interest income from advances to joint venture companies, amounted to HK$339 million (2002 : HK$394 million). The decline was mainly due to reduced gains on disposal of marketable securities compared to the previous year.

Net finance cost for the year reduced significantly to HK$225 million from HK$566 million incurred in the previous year. This was a result of reduction in the Group's average borrowing level and the low interest rate environment.

During the year, the Group disposed of its 25% equity interests in two non-core commercial complexes in the New Territories generating a capital profit of HK$305 million. It also made a profit of HK$43 million (2002 : HK$48 million) from disposal of certain listed investments originally held for long-term investment purposes.

Share of pre-tax profit from associates and jointly controlled entities totalled HK$1,587 million (2002 : HK$1,717 million), of which HK$565 million (2002 : HK$782 million) was contributed from non-property related business. The major non-property associate is KMB which contributed a pre-tax profit of HK$398 million (2002 : HK$599 million). The Group had recognized, under equity accounting, its 30% attributable share of pre-tax profit of HK$84 million (2002: HK$35 million) from SmarTone up to January 2003. Since then, the

Financial Resources and Liquidity

(a) Net debt and gearing

As at 30th June 2003, the Group's total shareholders' funds totalled HK$121,721 million against HK$128,598 million at the previous year end. The decrease was mainly caused by the downward revaluation of HK$7,931 million of the Group's investment property portfolio.

The Group's financial position remains strong with a lower debt leverage and higher interest cover compared to the previous year. Gearing ratio at 30th June 2003, calculated on the basis of net debt to shareholders' funds, reduced to 10.9% from 15.6% at 30th June 2002. Interest cover, measured by the ratio of profit from operations to total net interest expenses including those capitalized, increased significantly to 13.2 times from 9.8 times for the previous year.

At 30th June 2003, the Group's gross borrowings totalled HK$22,127 million. Net debt, after deducting cash and bank deposits of HK$8,891 million, amounted to HK$13,236 million. The maturity profile of the Group's gross borrowings is set out as follows :

	30th June 2003 *HK$ Million*	30th June 2002 *HK$ Million*
Repayable :		
Within one year	**934**	3,828
After one year but within two years	**1,745**	6,277
After two years but within five years	**6,914**	8,335
After five years	**12,534**	9,889
Total borrowings	**22,127**	28,329
Cash and bank deposits	**8,891**	8,272
Net debt	**13,236**	20,057

In addition, the Group has secured substantial committed and undrawn banking facilities, all of which are unsecured and mostly arranged on a medium to long term basis, which helps minimize the refinancing risk of its debts and provides the Group with strong financing flexibility.

With substantial committed banking facilities in place, continuous cash inflow from property sales and a solid base of recurrent income, the Group is in a strong liquidity position and has sufficient financial resources to satisfy its capital commitments and ongoing working capital requirements.

(b) Treasury policies

All the Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 30th June 2003, about 98% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 2% through operating subsidiaries.

The Group adopts a conservative policy on foreign exchange risk management. As at 30th June 2003, about 94% of the Group's borrowings were denominated in Hong Kong dollars, with the balance in US dollars mainly for the purpose of funding property projects in the Mainland. With its assets, liabilities and operational cash flows primarily denominated in Hong Kong dollars, the Group has no significant exposure to foreign exchange rate fluctuations.

The Group's borrowings are principally arranged on a floating rate basis in view of the present low interest rate environment. For the fixed rate notes issued by the Group, interest rate swaps have been used to convert them into floating rate debts. The use of financial derivative instruments is strictly controlled and solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group's policy not to enter into derivative transactions for speculative purposes.

As at 30th June 2003, the Group had total outstanding interest rate swaps (to swap into floating rate debt) in the amount of HK$3,050 million and currency swaps (to hedge principal repayment of USD debt) in the amount of HK$234 million.

Acquisition of subsidiaries

In January 2003, the Group acquired an additional 21% interest in SmarTone at HK$8.5 per share, as a result of a Mandatory General Offer triggered by the Group electing to receive SmarTone's scrip dividend. A total sum of HK$1,051 million was paid by the Group for the general offer, raising its total interest in SmarTone to 51%. The Group has fully consolidated the results of SmarTone since it became the Group's subsidiary in January 2003. Profit contribution from SmarTone from January 2003 to 30th June 2003 consolidated in the Group's profit and loss account is analysed as follows:-

	HK$ Million
Turnover	1,095
Cost of sales and operating expenses	(740)
	355
Selling and marketing expenses	(154)
Administrative expenses	(81)
Profit from operations	120
Other revenue	7
Interest income	16
Share of loss of an associate	(17)
Net profit	126
Minority interest	(64)
Profit attributable to shareholders	62

Charge of assets

As at 30th June 2003, certain bank deposits of Group's subsidiary, SmarTone, with the aggregate amount of HK$392 million were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks.

Contingent liabilities

DIVIDEND

The Directors have decided to recommend the payment of a final dividend of HK$1.00 per share in respect of the year ended 30th June, 2003. The proposed final dividend together with the interim dividend of HK$0.60 per share paid on 8th April, 2003, will make a total distribution of HK$1.60 per share for the year. The proposed final dividend, if approved at the forthcoming Annual General Meeting, will be payable in cash on 19th November, 2003 to the shareholders on the Register of Members as at 18th November, 2003.

CLOSING OF REGISTER OF MEMBERS

The Register of Members will be closed from 11th November, 2003 to 18th November, 2003 (both days inclusive). In order to establish entitlements to the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 10th November, 2003.

EMPLOYEES

As of 30th June 2003, the Group had about 20,000 employees. The Group provides competitive remuneration packages to employees relative to the sector in which it operates and individual qualifications. Incentive schemes such as discretionary bonuses and other merit payments reward employees based on performance. The Group provides a comprehensive benefit package and career development opportunities, including retirement schemes, medical benefits, and both in-house and external training programmes for all staff.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited will be published on the Exchange's website.

By Order of the Board
Lai Ho-kai, Ernest
Company Secretary

Hong Kong, 25th September, 2003

Notice of Annual General Meeting

NOTICE is HEREBY GIVEN that the Thirty-first Annual General Meeting of the shareholders of Sun Hung Kai Properties Limited (the "Company") will be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Tuesday, 18th November 2003 at 12:00 noon for the following purposes :-

1. To receive and consider the report of Directors and the audited accounts for the year ended 30th June 2003.

2. To declare the final dividend.

3. To re-elect Directors and fix their remuneration.

4. To re-appoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following ordinary resolutions :

5. "**THAT** :-

   (a) the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the shares which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Codes on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution.

   (c) for the purpose of this Resolution:-

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

   (i) the conclusion of the next Annual General Meeting of the Company; or

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; or

   (iii) the revocation or variation of the authority given to the Directors under this Resolution by passing of an ordinary resolution by the shareholders in general meeting.

6. "**THAT** :-

   (a) subject to paragraph (c) of this Resolution, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and warrants which might require the exercise of such power be and it is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements, options and warrants which might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to, (i) a Rights Issue, (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers

(aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly.

(d) for the purpose of this Resolution :-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of :-

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; or

(iii) the revocation or variation of the authority given to the Directors under this Resolution by passing of an ordinary resolution by the shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or legal or practical problems having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

7. **THAT** the Directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 6 in the notice convening this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution.

8. *To transact any other ordinary business.*

By Order of the Board
Lai Ho-kai, Ernest
Company Secretary

Hong Kong, 25th September, 2003

Notes:

(1) With reference to Resolutions 5, 6 and 7 set out in the Notice of the Annual General Meeting, the Directors wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants pursuant to the relevant mandate.

(2) The Register of Members will be closed from Tuesday, 11th November 2003 to Tuesday, 18th November 2003 (both days inclusive). In order to establish entitlements to the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 10th November 2003.

(3) Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. All proxies must be deposited with the Share Registrars, Computershare Hong Kong